TO OUR SHAREHOLDERS

The year has begun on a positive note for Varco. Net Income for the three months ended March 31 was $2.9 million, $.09 per share, compared to $2.4 million, $.07 per share, for the first quarter of last year. Revenues increased to $57.6 million in the most recent quarter, from $51.3 million in the initial quarter of 1994.

     First quarter orders were $76.9 million, the second consecutive quarter in which orders reached an all-time high for Varco. Each Division reflected an increase from the comparable quarter a year ago, when orders totaled $52.4 million. The largest increase is attributable to the Shaffer Division, which booked orders of $22.5 million in the first quarter, $11.6 million above the year-ago period. The Drilling Systems Division demonstrated an increase of $5.9 million, to $23.3 million; and Thule Rigtech, acquired in November of last year, contributed $3.4 million to the first quarter total. With this level of orders, backlog increased to $72.5 million at March 31.

     The surge in orders is not the result of an increase in the level of drilling activity, as the worldwide rig count for the first quarter was slightly down as compared to the same quarter a year ago. If there is a common theme behind the improved business, it appears to be a continuing emphasis on the development of offshore oil and gas reserves, particularly in deeper waters and more difficult drilling environments. With this trend comes an increased recognition of the benefits of new technology as well as a need for higher capacity equipment. For example, during the first quarter we received orders totaling approximately $8.4 million to equip two new offshore platform rigs with our newer technology drilling and pipe handling equipment. The substantial increase in orders at the Shaffer Division relates primarily to the upgrading of several offshore rigs with motion compensation and pressure control equipment required to accommodate deeper water and greater well pressures.

     On March 24 we commenced a "Dutch Auction" type tender offer to repurchase up to 5.3 million shares of the Company's Common Stock. Before initiating the tender offer, the Company's management and Board of Directors considered the fact that over the past several years the Company has generated substantial excess cash, resulting in cash and cash equivalents and short-term investments of approximately $38.6 million at December 31, 1994. After considering other alternatives, the Board of Directors concluded that it was desirable to return cash to the Company's shareholders, thereby permitting them to invest it according to their preferences and objectives and that the tender offer was the most advantageous means of achieving that objective. At the conclusion of the tender offer on April 21, approximately 3.2 million shares had been tendered at a purchase price of $8.00 per share, or an aggregate price of $25.2 million. The impact of the tender offer on the Company's financial condition and operating results will be reflected beginning in the second quarter.

     The industry outlook has improved somewhat in the past three months. Oil prices were generally in the $18-$18.50 per barrel range during this period, and have crept above $20 more recently. This strength in oil prices is expected to have a modestly positive impact over the balance of the year, particularly on international drilling. Natural gas prices, although still relatively weak, have been moderately stronger recently, at approximately $1.60 per million BTU. However, gas drilling in the U.S. has declined year-over-year and remains a concern.

     We are pleased with our recent results, and are encouraged by the belief that they reflect the successful execution of our key strategies. With moderately favorable industry conditions, we believe we can continue to generate improved results. Mindful of the unpredictable nature of our industry, we will, however, remain vigilant.

     We appreciate your continued support.

(paste-up sig)                         (paste-up sig)

Walter B. Reinhold                     George I. Boyadjieff
Chairman                               President and Chief Executive Officer

May 5, 1995

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

GENERAL INDUSTRY CONDITIONS

Worldwide drilling activity, as measured by the average number of active drilling rigs, decreased slightly in the first three months of 1995 to an average of approximately 1,786 from an average of approximately 1,807 during the same period in 1994. Both the international and offshore components of drilling activity were relatively flat year over year.

ACQUISITION

On November 30, 1994 the Company acquired all of the outstanding shares of Rig Technology Limited ("Thule Rigtech"), a company incorporated in Scotland, for a cost of approximately $9.0 million. Thule Rigtech provides equipment and systems used in the handling, mixing, transport and conditioning of drilling fluids and operates as the Company's Thule Rigtech Division.

RESULTS OF OPERATIONS

Set forth below are the net orders and revenues for the Company's five operating divisions:


Three months ended March 31,                                1995           1994

NET ORDERS
Varco Drilling Systems                                   $23,280        $17,390
Varco BJ Oil Tools                                        12,030         10,907
Martin-Decker/TOTCO Instrumentation                       15,653         13,272
Shaffer                                                   22,510         10,862
Thule Rigtech                                              3,447
- -------------------------------------------------------------------------------
Total                                                    $76,920        $52,431
===============================================================================

REVENUES
Varco Drilling Systems                                   $19,848        $16,326
Varco BJ Oil Tools                                        10,323          9,991
Martin-Decker/TOTCO Instrumentation                       13,718         12,444
Shaffer                                                   10,370         12,063
Thule Rigtech                                              2,913
- -------------------------------------------------------------------------------
Total                                                    $57,172        $50,824
===============================================================================

The increase in Drilling Systems' orders was primarily due to the receipt of orders to equip two new offshore platform rigs with our newer technology pipe handling equipment. These orders totaled approximately $8.4 million and each order included a vertical racking system (Pipe Handling Machine) and a horizontal racking device (Pipe Transfer System). This increase was partially offset by a decline in Top Drive units, as orders for 10 units were received in the first quarter of 1994 as compared to 7 such orders in the same period of 1995.

     The increase in revenues in 1995 for Drilling Systems is primarily due to sales of Top Drive Drilling Systems, as 10 TDS units were shipped during the first quarter as compared to 7 units in 1994.

     The 1995 increase in orders for Varco BJ Oil Tools is primarily due to orders for its new product, the Flush Mounted Spider.

     The higher orders and revenues for Martin-Decker/TOTCO Instrumentation in the first quarter of 1995 as compared to the same period in 1994 are primarily due to rental revenue and sales from the TOTAL system, as each increased by approximately $900,000 versus the first quarter 1994.

     The increase in orders for Shaffer is primarily due to orders for the upgrading of several offshore rigs with motion compensation and pressure control equipment. The decrease in Shaffer revenue is due to the delayed timing of product shipments.

     The Company's total orders were $73.1 million for the fourth quarter of 1994 and $76.9 million for the first quarter of 1995. These rates compare to an average of $56.1 million for the first three quarters of 1994. These order rates are not reflective of increased drilling activity, as the average number of active rigs is slightly down when compared to the comparable period one year ago. Accordingly, the Company does not believe that the recent order rates will necessarily be sustained in succeeding quarters.

     At March 31, 1995 the Company's backlog of unshipped orders was approximately $72.5 million as compared to $52.8 million at December 31, 1994. In accordance with industry practice, orders and commitments generally are cancelable by customers at any time. The Company believes that most of the backlog will be shipped by December 31, 1995.

     Gross margin (net sales and rental income less costs of sales and rental income) as a percentage of net sales and rental income for the first quarter of 1995 was 41.6%. This compares to a gross margin of 39.9% for the same period in 1994. This improvement is due to increased utilization of the Company's manufacturing facilities. The Company estimates that based upon direct labor hours its manufacturing facilities were approximately 85% utilized in the first quarter of 1995 as compared to 75% utilization during the same period of 1994. The effect of this higher utilization has been to increase the percentage of manufacturing expenses allocated to inventory and decrease expenses charged directly to cost of sales, thereby contributing to an increase in gross margins.

     The Company believes that new product development is a significant factor for the future of the Company. During the first three months of 1995 the Company spent $3.2 million or 5.5% of revenues on new product development. This compares to $3.1 million or 6.1% of revenue during the same period in 1994.

     Selling, general and administrative expenses in the first quarter of 1995 were higher than the first quarter of 1994. As a percent of revenue, selling, general and administrative expenses were 26.3% and 25.0% for the first quarters of 1995 and 1994, respectively. This increase is primarily due to selling costs associated with the higher incoming order rate.

     Overall Company employment at March 31, 1995 was 1,465 (including 220 temporary employees) which compares to 1,316 (including 208 temporary employees) a year ago. This increase is primarily due to an increase in manufacturing employees and to the addition of 37 Thule Rigtech employees.

     The effective tax rate for the first quarter of 1995 was 38.3% as compared to 35.4% for the first quarter of 1994. The increased tax rate is due to higher foreign taxes in 1995 than 1994.

LIQUIDITY AND CAPITAL RESOURCES

     At March 31, 1995 the Company had cash and cash equivalents and short term investments of $38.9 million as compared to $38.6 million at December 31, 1994.

     On March 24, 1995, the Company commenced a "Dutch Auction" type tender offer (the "Tender Offer") to purchase up to 5,300,000 shares of its Common Stock at a purchase price not greater than $8.00 per share nor less than $6.75 per share. Pursuant to the Tender Offer, which terminated on April 21, 1995, the Company purchased 3,150,560 shares of its Common Stock at a purchase price of $8.00 per share. The aggregate cost to the Company of the Tender Offer, including expenses, was approximately $26.6 million, which was funded from cash and cash equivalents and short term investments.

     In July 1992 the Company sold $50.0 million aggregate principal amount of its 8.95% Senior Notes Due June 30, 1999 (the "Senior Notes") to a group of 10 institutional investors pursuant to a Note Agreement dated as of July 1, 1992 (the "Note Agreement"). The principal of the Senior Notes is payable in 5 equal annual installments commencing on June 30, 1995. Effective as of March 8, 1995, the holders of the Senior Notes waived compliance with certain covenants contained in the Note Agreement in order to permit the Tender Offer and amended certain financial covenants to take into account the effect of the consummation of the Tender Offer. The Senior Notes include a yield maintenance prepayment penalty if any principal is repaid prior to the installment due date. Had the entire outstanding principal amount been prepaid at March 31, 1995 the prepayment penalty would have been approximately $1.5 million.

     On February 25, 1993 the Company entered into an unsecured revolving credit agreement with Citicorp USA, Inc. and Citibank, N.A. (the "Credit Agreement"). Effective as of March 17, 1995 the Credit Agreement was amended to (1) extend the maturity date from March 31, 1996 to October 31, 1998; (2) increase the total maximum facility from $20.0 to $35.0 million, consisting of a loan facility of $25.0 million and a letter of credit facility of $10.0 million; and
(3) to amend certain covenants to permit the Tender Offer and to take into account the effect of the consummation of the Tender Offer on certain financial ratios. At March 31, 1995 there were no advances outstanding and $3.5 million in letters of credit outstanding under this facility.

     Both the Note Agreement and the Credit Agreement restrict the payment of dividends (other than dividends payable solely in shares of Common Stock) on, and repurchases of, Common Stock. Under the terms of the Credit Agreement, which is generally the more restrictive of these, the amount available for the payment of dividends on, and repurchases of, Common Stock is limited to 25% of the Company's consolidated net income arising after January 1, 1992, computed on a cumulative basis. In addition, pursuant to the March 17, 1995 amendment to the Credit Agreement discussed above, the Company may repurchase at any time prior to December 31, 1995 shares of its Common Stock for an aggregate cost not exceeding $50.0 million including shares purchased pursuant to the Tender Offer. The Company may also purchase or otherwise acquire shares of Common Stock from the proceeds of the substantially concurrent sale of shares of Common Stock.

     On May 26, 1994 the Company announced that its Board of Directors had authorized the repurchase of up to one million shares of the Company's Common Stock for an aggregate purchase price not exceeding $6 million (the "Repurchase Program"). Through January 5, 1995, the last date on which the Company purchased shares pursuant to the Repurchase Program, the Company had repurchased on the open market 267,200 shares of its Common Stock at an average price of approximately $6.28 per share. On April 24, 1995, the Company announced its intention to recommence the Repurchase Program.

     At March 31, 1995 the Company's working capital was $116.2 million as compared to $112.3 million at December 31, 1994 and its current ratio of 3.1 to
1.0 as compared to 3.4 to 1.0 at December 31, 1994. Long-term debt as a percent of total capitalization was 19% at March 31, 1995 which is the same as it was at December 31, 1994. The increase in working capital is primarily due to an increase in inventory during the first quarter of 1995.

     The Company's capital expenditures during the first quarter 1995 were $2.3 million as compared to $2.9 million for the first quarter 1994. The Company's current plans for capital expenditures in 1995 are approximately $10.0 million. The Company believes its revolving credit facility and its cash and cash equivalents and short term investments will be sufficient to meet its capital expenditures and operating cash needs in 1995.

PROFILE

Varco International, Inc. is a leading manufacturer of products used in the oil and gas well drilling industry worldwide. The Company also leads in the development of new technology and equipment to enhance the safety and productivity of the drilling process. Operating through five divisions, the Company's products include: integrated systems for rotating and handling the various sizes and types of pipe used on a drilling rig; conventional pipe handling tools, hoisting equipment and rotary equipment; drilling rig instrumentation; pressure control and motion compensation equipment; and solid control equipment and systems.

INVESTOR CONTACT

Richard A. Kertson
Vice President - Finance
Varco International, Inc.
743 North Eckhoff Street
Orange, California 92668
Tel (714) 978-1900
Fax (714) 937-5029

(logo)

CONDENSED CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

                                                     March 31,     December 31,
(in thousands)                                            1995             1994
CURRENT ASSETS
Cash and cash equivalents                             $ 29,828         $  8,793
Short term investments                                   9,097           29,832
Receivables (net)                                       55,032           52,250
Inventories                                             68,954           60,299
Other                                                    7,880            7,603
- -------------------------------------------------------------------------------
    Total Current Assets                               170,791          158,777
Property, plant and equipment at cost,
  less accumulated depreciation                         49,684           49,807
Cost in excess of net assets acquired                   37,487           37,529
Other assets                                            11,166           11,528
- -------------------------------------------------------------------------------
Total Assets                                          $269,128         $257,641
===============================================================================

CURRENT LIABILITIES
Accounts payable                                      $ 18,638         $ 15,345
Other liabilities                                       25,950           21,090
Current portion of long-term debt                       10,000           10,000
- -------------------------------------------------------------------------------
    Total Current Liabilities                           54,588           46,435
Long-term debt                                          39,408           39,349
Other non-current liabilities                            7,559            8,129
- -------------------------------------------------------------------------------
Total Liabilities                                      101,555           93,913

SHAREHOLDERS' EQUITY
Common Stock
  and additional paid-in capital                      $126,231         $125,897
Retained earnings                                       41,342           37,831
- -------------------------------------------------------------------------------
Total Shareholders' Equity                             167,573          163,728
- -------------------------------------------------------------------------------
Total Liabilities and
  Shareholders' Equity                                $269,128         $257,641
===============================================================================


VARCO INTERNATIONAL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

                                                   Three Months Ended March 31,
(in thousands, except per share data)                         1995         1994
REVENUES
Net sales                                                  $50,803      $45,158
Rental income                                                6,369        5,666
Other income                                                   473          490
- -------------------------------------------------------------------------------
                                                            57,645       51,314
- -------------------------------------------------------------------------------

COSTS AND EXPENSES
Cost of sales                                               31,554       28,868
Cost of rental income                                        1,831        1,690
Selling, general and
  administrative expenses                                   15,145       12,831
Research and development costs                               3,190        3,132
Interest expense                                             1,204        1,143
- -------------------------------------------------------------------------------
                                                            52,924       47,664
- -------------------------------------------------------------------------------
Income before income taxes                                   4,721        3,650
- -------------------------------------------------------------------------------
Provision for income taxes                                   1,808        1,292
Net income                                                 $ 2,913      $ 2,358
===============================================================================
Net income per share of
  Common Stock                                             $  0.09      $  0.07
===============================================================================
Shares used to calculate
  earnings per share                                        33,592       33,528
===============================================================================

NOTE:
These statements are condensed and do not contain disclosures required by generally accepted accounting principles. Reference should be made to the financial statements contained in the Annual Report to Shareholders for the year ended December 31, 1994.


VARCO INTERNATIONAL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

                                                   Three Months Ended March 31,
(in thousands)                                                1995         1994
OPERATING ACTIVITIES
Net income                                                 $ 2,913      $ 2,358
Depreciation and amortization                                3,012        2,615
Increase (decrease) in operating
  cash flows:
    Receivables                                             (2,782)       2,816
    Inventories                                             (8,655)      (4,212)
    Accounts payable                                         3,293        1,480
    Interest payable                                         1,120        1,107
    Other                                                    3,421       (2,236)
- -------------------------------------------------------------------------------
      Net cash from
        operating activities                                 2,322        3,928
- -------------------------------------------------------------------------------

INVESTING ACTIVITIES
    Short term investments                                  20,735        1,014
    Equipment purchases                                     (2,252)      (2,869)
    Proceeds from equipment sales                              249            9
    Acquisition costs                                                       (264)
- -------------------------------------------------------------------------------
      Net cash from (used in)
        investing activities                                18,732       (2,110)
- -------------------------------------------------------------------------------

FINANCING ACTIVITIES

Repurchase of Common Stock                                     (19)
- -------------------------------------------------------------------------------
    Net cash (used in) financing activities                    (19)
- -------------------------------------------------------------------------------
Net change in cash and cash equivalents                     21,035        1,818
- -------------------------------------------------------------------------------
Cash and cash equivalents at
  beginning of year                                          8,793       22,560
- -------------------------------------------------------------------------------
Cash and cash equivalents at
  end of quarter                                           $29,828      $24,378
===============================================================================


VARCO INTERNATIONAL, INC. AND SUBSIDIARIES